Exhibit 99.3

Mobilicom Reports Financial Results for the Six Months Ended June 30, 2024; Revenues Up 232%

Strong cash position and growing revenues driven by initial production scale orders from U.S. and Israeli Tier-1 customers as gross margins and OPEX remain consistent, demonstrating business model scalability

SHOHAM, Israel, Sept. 09, 2024 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW), a provider of cybersecurity and robust solutions for drones and robotics, today announced its financial results and operational highlights for the six months ended June 30, 2024.

Financial Highlights for the Six Months Ended June 30, 2024

●	Revenues increased 232% year-over-year to $1.8 million driven by initial production scale orders from U.S. and Israeli Tier-1 customers

●	OPEX remained steady, while H1 2024 revenue surged by approximately 3.3 times, pointing to the Company’s ability to ramp sales without increasing operational costs

●	Operating net burn rate for the six months ended June 30, 2024 was $1.1 million averaging approximately $180,000 per month

●	Strong cash position of $10 million with narrowing monthly burn rate affords Mobilicom a long cash runway to implement its strategic plans, capture market share, and further ramp revenues

●	EBITDA improved by 37% to $(1.5) million compared to $(2.4) for the first six months of 2023

●	Gross margin remained high at 56%, reflecting strong high-end IP based technology and effective components costs-reduction planning

●	Confirmed order backlog as of June 30, 2024 was $700,000 and it is expected be fulfilled in the second half of 2024; Backlog increased substantially following the end of H1

Recent Operational Highlights

●	Received follow-on initial production scale orders from one of the largest U.S. drone manufacturers for SkyHopper PRO to be sold to the U.S. Department of Defense (DoD); Additional larger orders expected as the drone manufacturer successfully competes and wins new government tenders for drones that may be integrated with our solution

●	Received follow-on initial production scale order from one of the world’s largest loitering munitions providers, a prime vendor for Lockheed Martin and lead vendor for the European Union and NATO member countries

●	Mobilicom’s combat-proven ICE Cybersecurity and SkyHopper Pro datalinks selected by Israel’s Ministry of Defense for its small-sized drone program

●	Completed successful integration with Airbus in a collaboration that yields successful proof-of-concept for Mobilicom’s expansion into mid-sized jet UAVs for long-range operations

●	Received initial production-scale order from Israel Aerospace Industries (IAI) for SkyHopper Pro Lite for its loitering drones deployed by Israel Defense Forces and to be evaluated by potential customers worldwide, including the U.S. DoD

●	Launched groundbreaking OS3 Operations platform, a comprehensive software solution designed to deliver Operational Security, Safety, and Standards compliance for the commercial and defense uncrewed drones and robotics industry

●	Launched new MCU-300 cybersecure software defined radio ground unit, expanding total addressable market into the mid-sized long-range drone segment, uncrewed ground, and maritime vehicles

“Per our strategy, our Tier-1 customers won significant large and growing contracts with U.S. DoD and European Union programs. We believe this is a very strong indicator of Mobilicom’s growth potential for years to come,” stated Mobilicom CEO and Founder Oren Elkayam. “Conflicts across Europe and the Middle East, as well as tension between China and Taiwan are accelerating demand and budget allocations for autonomous systems. Moreover, the rise of electronic warfare underscores the critical importance of cybersecurity, putting our ICE Suite at the center of essential defense systems. All of these factors converge to drive increasing demand for Mobilicom’s systems.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. For example, the Company is using forward-looking statements when it discusses its expectation to receive additional larger orders as its drone manufacturer customer successfully competes and wins new government tenders for drones that may be integrated with our solution, its belief that its Tier-1 customers winning significant large and growing contracts with U.S. DoD and European Union programs is a very strong indicator of Mobilicom’s growth potential for years to come and the increasing demand for Mobilicom’s systems. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

Use of Non-IFRS Financial Information

In addition to disclosing financial results calculated in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this release also contains non-IFRS financial measures, which Mobilicom believes are the principal indicators of the operating and financial performance of its business.

Management believes the non-IFRS financial measures provided are useful to investors' understanding and assessment of Mobilicom’s ongoing core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the company. Management uses these non-IFRS financial measures as a basis for strategic decisions and evaluating the Company's current performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as a substitute for, or superior to, operating loss and or net income (loss) or any other performance measures derived in accordance with IFRS or as an alternative to net cash provided by operating activities or any other measures of our cash flows or liquidity.

EBITDA is a non-IFRS financial measure that is defined as earnings before interest, taxes, depreciation, amortization, and other non-cash or one-time expenses.

Mobilicom Limited

Unaudited Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

		Restated*
	For the six months ended, June 30,	For the six months ended, June 30,
	2024	2023
	$	$
Revenue	$1,804,765	$543,431
Cost of sales	802,151	227,074
Gross margin	1,002,614	316,357

Operating Expenses
Selling and marketing expenses	924,449	935,840
Research and development, net	1,001,149	935,309
General and administration expenses	1,127,117	1,058,180
Total operating expenses	3,052,715	2,929,329

Operating loss	(2,050,101)	(2,612,972)

Financial income, net	(453,226)	(1,232,588)

Loss before income tax expenses	$(1,596,875)	$(1,380,384)

Income tax expenses	(57,000)	(70,833)

Loss after income tax expenses	$(1,653,875)	$(1,451,217)

Loss per share - basic and diluted	(0.11)	(0.11)

Weighted average shares outstanding - basic and diluted	1,555,961,075	1,329,652,095

*	Restated throughout following transition from AUD to USD presentation and functional currency

Mobilicom Limited

Reconciliation table of EBITDA to Loss after income tax expenses

	For the six months ended, June 30,	Restated* For the six months ended, June 30,
	2024	2023
	$	$
Loss after income tax expense	$(1,653,875)	$(1,451,217)
Financial income, net	(453,226)	(1,232,588)
Depreciation	129,303	118,353
Share-based compensation	428,066	113,145
Income tax expense	57,000	70,833
EBITDA	$(1,492,732)	$(2,381,474)

*	Restated throughout following transition from AUD to USD presentation and functional currency

Mobilicom Limited

Unaudited Interim Condensed Consolidated Statements of Financial Position

	June 30,	Restated* December 31,
	2024	2023
	$	$
Assets

Current assets
Cash and cash equivalents	$9,676,328	$8,385,283
Restricted cash	58,008	59,426
Trade and other receivables, net	443,568	977,578
Inventories, net	709,345	934,779
Total current assets	10,887,249	10,357,066

Non-current assets
Property, plant and equipment, net	87,550	80,547
Right-of-use assets	328,310	460,300
Total non-current assets	415,860	540,847

Total assets	$11,303,109	$10,897,913

Liabilities

Current liabilities
Trade and other payables	$1,044,449	$1,420,018
Lease liabilities	207,847	223,700
Financial liability	1,555,632	1,075,808
Total current liabilities	2,807,928	2,719,526

Non-current liabilities
Lease liabilities	115,521	229,078
Employee benefits	203,409	202,151
Governmental liabilities on grants received	13,235	4,560
Total non-current liabilities	332,165	435,789

Total liabilities	3,140,093	3,155,315

Net assets	$8,163,016	$7,742,598

Equity

Issued capital	32,878,307	31,035,121
Reserves	(680,372)	(911,479)
Accumulated losses	(24,034,919)	(22,381,044)

Total equity	$8,163,016	$7,742,598

*	Restated throughout following transition from AUD to USD presentation and functional currency

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